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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                        PERSONAL COMPUTER PRODUCTS, INC.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    714901105
                        --------------------------------
                                 (CUSIP Number)


                                 Deborah Topacio
                               MCM Partners, L.P.
                       One Embarcadero Center, Suite 2830
                             San Francisco, CA 94111
                                 (415) 788-3232
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 21, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (continued on following pages)
                              (Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                            SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  2   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    MCM Partners, L.P.
                    IRS No.:  94-3159233
------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) [ ]
                                                                                                                          (b) [ ]


------------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    WC

------------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                    Not applicable.
------------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    California
------------------------------------------------------------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                                  None.

         NUMBER OF          --------------------------------------------------------------------------------------------------------
          SHARES                  8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                               4,057,833
           EACH
         REPORTING          --------------------------------------------------------------------------------------------------------
          PERSON                  9      SOLE DISPOSITIVE POWER
           WITH
                                                  None.

                            --------------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                                  4,057,833

------------------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,057,833

------------------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              [ ]

                    Not applicable.

------------------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.83 percent
------------------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON *

                    PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                                            SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  3   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Morgan Capital Management, Inc.
                    IRS No.:  94-3133631
------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (a) [ ]
                                                                                                                            (b) [ ]


------------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    AF
------------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                    Not applicable.
------------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    California
------------------------------------------------------------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                                  None.
         NUMBER OF
          SHARES            --------------------------------------------------------------------------------------------------------
       BENEFICIALLY               8      SHARED VOTING POWER
         OWNED BY
           EACH                                   4,057,833
         REPORTING          --------------------------------------------------------------------------------------------------------
          PERSON                  9      SOLE DISPOSITIVE POWER
           WITH
                                                  None.
                            --------------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                                  4,057,833
------------------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,057,833

------------------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]

                    Not applicable.

------------------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.83 percent
------------------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON *

                    CO

------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                                            SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  4   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Ellison Christopher Morgan
                    Social Security No. ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [ ]
                                                                                                                           (b) [ ]


------------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    AF
------------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                    Not applicable.
------------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
------------------------------------------------------------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                                  None.
       NUMBER OF
        SHARES              --------------------------------------------------------------------------------------------------------
     BENEFICIALLY                 8      SHARED VOTING POWER
       OWNED BY
         EACH                                     4,057,833
       REPORTING
        PERSON              --------------------------------------------------------------------------------------------------------
         WITH                     9      SOLE DISPOSITIVE POWER

                                                  None.
                            --------------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                                  4,057,833

------------------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,057,833

------------------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              [ ]

                    Not applicable.

------------------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.83 percent
------------------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON *

                    IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                                                            SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  5   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------


Item 1.      Security and Issuer.

             This filing relates to the Common Stock of Personal Computer Products, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 11031 Via Frontera, San Diego, CA 92127.

Item 2.      Identity and Background.

             This statement is being filed by MCM Partners, L.P., a California limited partnership (the "Partnership"), and by the general partners of the Partnership, Ellison Christopher Morgan and Morgan Capital Management, Inc., a California corporation. The principal business of MCM Partners, L.P. is investing. The principal business of Morgan Capital Management, Inc. is investing on behalf of others and advising others about their investments. The address of the principal business and the address of the principal office of the Reporting Persons is One Embarcadero Center, Suite 2830, San Francisco, CA 94111. No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ellison Christopher Morgan is a U.S. Citizen.

Item 3.      Source and Amount of Funds and Other Consideration.

             All funds used to purchase the Common Stock of the Issuer have been funds invested in the Partnership by its general and limited partners.

Item 4.      Purpose of the Transaction.

             The Partnership's purchase of the Issuer's Common Stock was made for passive investment purposes only.


                                                            SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  6   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------



Item 5.      Interest in Securities of the Issuer.

                                                         ==================================================================
                                                                  Power to Vote                   Power to Dispose
                      =====================================================================================================
                         No. of Shares
                         Beneficially       Percentage
                             Owned           of Class          Sole           Shared           Sole            Shared
======================-----------------------------------------------------------------------------------------------------
MCM Partners,
L.P.                   4,057,833             8.83                              4,057,833                  4,057,833
---------------------------------------------------------------------------------------------------------------------------
Ellison
Christopher
Morgan                 4,057,833             8.83                              4,057,833                  4,057,833
---------------------------------------------------------------------------------------------------------------------------
Morgan Capital
Management,
Inc.                   4,057,833             8.83                              4,057,833                  4,057,833
===========================================================================================================================

             (c) The trading dates, number of shares purchased or sold and price per share for all transactions by MCM Partners, L.P. during the past 60 days are set forth on Schedule A hereto. Except for 3,333,333 shares purchased on March 21, 1996 in a private placement, all such transactions were over-the-counter transactions effected in the pink sheets. No other transactions were effected by MCM Partners, L.P. during such period.

             (d)  None.

             (e)  Not applicable.

Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             Respect to Securities of the Issuer.

             None.

Item 7.      Material to be Filed as Exhibits.

             See the Exhibit concerning the disclaimer of beneficial ownership. See also the attached Joint Filing Agreement.


                                                                     SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  7   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------

SIGNATURES

             After   reasonable   inquiry  and  to  the  best  of  each  of  the
undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 1997



MCM PARTNERS, L.P.                         MORGAN CAPITAL
                                           MANAGEMENT, INC.


    /s/ E. C. Morgan                           /s/ E. C. Morgan                          /s/ E. C. Morgan
-----------------------------              -----------------------------             ----------------------------
Ellison Christopher Morgan,                Ellison Christopher Morgan,               Ellison Christopher Morgan,
a general partner                          its President                             individually



                                                                     SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  8   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------



                                     EXHIBIT





Ellison Christopher Morgan and Morgan Capital Management, Inc. disclaim beneficial ownership as to all the shares except for the pro rata interest in certain shares held by MCM Partners, L.P. (an investment partnership managed by Morgan Capital Management, Inc. and Ellison Christopher Morgan) in which each owns a general partner interest.


                                                                     SCHEDULE 13D
-----------------------------------------------------                                       ----------------------------------------
CUSIP No.    714901105                                                                        Page  9   of  11  Pages
          ---------------------------------------                                                  ----    ----
-----------------------------------------------------                                       ----------------------------------------


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), by and among the parties listed below, each referred to herein as "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated:       January 28, 1997


MCM PARTNERS, L.P.                         MORGAN CAPITAL
                                           MANAGEMENT, INC.


    /s/ E. C. Morgan                           /s/ E. C. Morgan                          /s/ E. C. Morgan
-----------------------------              ----------------------------              ------------------------------
Ellison Christopher Morgan,                Ellison Christopher Morgan,               Ellison Christopher Morgan,
a general partner                          its President                             individually



                                                                                            ----------------------------------------
                                                                                              Page  10  of  11  Pages
                                                                                                   ----    ----
                                                                                            ----------------------------------------


                                                             Schedule A

                                                Transactions Within the Last 60 Days
                                     (or such lesser period since the prior Schedule 13D filed)

====================================================================================================================================
                                                       No. of Shares Bought
          Party                      Date                     (Sold)              Price Per Share          Type of Transaction
====================================================================================================================================
MCM Partners, L.P.                 10/03/96                   2,000                  1.70                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   2,000                  1.65                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   2,000                  1.625                      OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   2,000                  1.5625                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   2,500                  1.67                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   2,500                  1.55                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   5,000                  1.6875                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   5,000                  1.59                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   5,000                  1.71875                    OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   1,000                  1.6875                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   1,000                  1.68                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   1,000                  1.68                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   1,000                  1.65                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   1,000                  1.625                      OTC broker
                              ------------------------------------------------------------------------------------------------------


                                                                                            ----------------------------------------
                                                                                              Page  11 of  11  Pages
                                                                                                   ----    ----
                                                                                            ----------------------------------------


====================================================================================================================================
                                                       No. of Shares Bought
          Party                      Date                     (Sold)              Price Per Share          Type of Transaction
====================================================================================================================================
                                   10/03/96                   1,000                  1.61                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   1,000                  1.58                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   1,000                  1.5625                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   10/03/96                   2,000                  1.6875                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   11/25/96                  20,000                  1.4063                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   11/26/96                   7,500                  1.411625                   OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   12/02/96                   1,700                  1.4475                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   12/02/96                  10,000                  1.41625                    OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   01/16/97                   5,000                  1.093700                   OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   01/17/97                   5,000                  1.25                       OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   01/21/97                   8,500                  1.2913                     OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   01/21/97                  11,700                  1.116630                   OTC broker
                              ------------------------------------------------------------------------------------------------------
                                   01/22/97                   1,000                  1.103800                   OTC broker
====================================================================================================================================